Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:(610) 478-2048 Email:jha@stevenslee.com Direct Fax:(610) 371-7960

June 29, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc. (the “Company”)
Amendment No. 2 to Form 8-K Filed May 31, 2011
Form 10-K for the fiscal year ended June 30, 2010
Filed October 13, 2010
File No. 000-52346

Ladies and Gentlemen:

We are writing with respect to the June 16, 2011 letter to the Company (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the aforementioned filings of the Company.

We hereby respectfully request an extension to respond to the comments set forth in the Comment Letter until the close of business on July 8, 2011.  The Company is working on the translation of some source materials requested by the Staff.  Additionally, certain responses and amendments to the Form 8-K are under review by the Company’s internal accounting staff and independent auditors.  We anticipate that they will conclude this work shortly.

Thank you for your attention to this matter.

Best regards, STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.